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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Dorogoff 212-476-8123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Dorogoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman Management LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

ROBERT CIRAOLA
Notary Public, State of New York
No. 01CI5086542
Qualified in Richmond County
Commission Expires October 20, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEUBERGER BERMAN MANAGEMENT LLC

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered
Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Members
Neuberger Berman Management LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman Management LLC (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman Management LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2012

NEUBERGER BERMAN MANAGEMENT LLC

Statement of Financial Condition

December 31, 2011

(In thousands)

Assets		
Cash and cash equivalents	$	74,556
Receivables:		
Receivables from affiliated funds		20,696
Commission advances		2,060
Advisory and administrative fees receivable		1,997
Due from affiliates		430
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $272)		232
Other assets		516
Total assets	$	100,487
Liabilities and Members' Capital		
Liabilities:		
Accrued compensation	$	37,865
Due to affiliates		12,657
Due to affiliated funds		960
Income taxes payable		1,998
Distribution fees payable		8,957
Other liabilities and accrued expenses		1,523
Total liabilities		63,960
Members' capital		36,527
Total liabilities and members' capital	$	100,487

See accompanying notes to the statement of financial condition.

(1) Organization and Description of Business

Neuberger Berman Management LLC, a Delaware limited liability company (NB Management or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition LLC, a Delaware limited liability company (NBSH). NB Management is a registered limited purpose broker-dealer and registered investment adviser engaged principally in providing distribution and investment advisory services to registered mutual funds which are part of the Neuberger Berman mutual funds complex (Mutual Funds). NB Management has retained two affiliates, Neuberger Berman LLC (NB LLC) and Neuberger Berman Fixed Income LLC, to act as sub-advisers with respect to certain Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of investments in money market funds of approximately $74.6 million which are highly liquid and payable on demand.

(c) Commission Advances

Commission advances represent commissions paid to third party financial intermediaries in connection with sales of certain classes of Company sponsored Mutual Funds that are capitalized as advanced commissions.

This asset is amortized over a 12 month period which represents the period during which the Company receives the 12b-1 fee paid by the Mutual Funds. After 12 months, such 12b-1 fees are paid to the third party financial intermediaries.

(Continued)

(d) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management. For the year ended December 31, 2011, investments in mutual funds are valued using the year end quoted net asset value per share.

(e) Income Taxes

NB Management as a limited liability company is subject to the New York City unincorporated business tax (NYC UBT).

NB Management complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic, *Accounting for Uncertainty in Income Taxes*, which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

(3) Fair Value of Firm Investments

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the transparency of the market and complexity of the instrument.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure the fair value. GAAP provides for the following three levels to be used to classify fair value measurements:

- Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 – Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

(Continued)

- Level 3 – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

At December 31, 2011, the Company's investments consisted solely of investments in money market funds which are reported as cash and cash equivalents on the statement of financial condition.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Money market funds	$ 74,462	—	—	$ 74,462
Total firm investments	$ 74,462	—	—	$ 74,462

(4) Commitments and Contingencies

From time-to-time, NB Management is involved in legal proceedings concerning matters arising in connection with the conduct of its business. NB Management recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, NB Management accrues the most likely amount. If the amount is not determinable, NB Management accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of any such proceedings, in the aggregate, will not have a material adverse effect on NB Management's financial condition.

(5) Capital Requirements

As a limited purpose registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB Management is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1, which requires NB Management to maintain minimum net capital, as defined under the alternative method, of the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in such Rule. As of December 31, 2011, NB Management had net capital of $30.8 million, which exceeded the minimum net capital requirement by $30.5 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(Continued)

(Dollars in thousands, except where noted)

(6) Employee Benefit Plans

Employees of NB Management, along with employees of certain of its affiliated companies, participate in the NB Group 401(k) Plan (Plan). Matching and profit sharing contributions by NB Group are discretionary. NB Group's Board of Directors makes an annual determination whether NB Group will provide matching contributions. At December 31, 2011 the NB Group Board of Directors agreed to make matching and profit sharing contributions to the Plan.

Select employees of NB Management participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan) which was established in 2008. Other than with respect to death, disability or retirement, allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be associated with NB Management. NB Group will initially measure any related compensation expense based on the fair value at the date of award and will allocate the applicable expense to NB Management over the applicable vesting period, as such term is defined in the Contingent Compensation Plan. At each subsequent reporting period until the award is settled, the fair value of the contingent compensation will be re-measured based on the current fair value of the award granted.

(7) Income Taxes

The company is a partnership for U.S. income tax purposes and as such is subject to NYC UBT.

As of December 31, 2011, the Company had a net deferred tax asset of $110.7 included in other assets on the statement of financial condition which consisted of the following:

		2011
Deferred tax assets:		
Reserves not currently deductible	$	0.2
Deferred compensation		111.5
Gross deferred assets before valuation		111.7
Valuation allowance		-
Gross Deferred Tax Asset	$	111.7
Deferred tax liabilities:		
Other		(1.0)
Gross Deferred Tax Liability		(1.0)
Net Deferred Tax Asset	$	110.7

(Continued)

(Dollars in thousands, except where noted)

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. During the period, the Company increased the gross amount of unrecognized tax benefits by $666, which if recognized would favorably impact the Company's effective tax rate. The unrecognized tax benefits relate to the deductibility of compensation related expenses. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

Balance as of December 31, 2010	$	1,006
Additions based on tax positions related to the current period		666
Balance as of December 31, 2011	$	1,672

(8) Related Party Transactions

Due to affiliates of $12.7 million at December 31, 2011 represents $8.0 million due to NB Group $4.5 million payable to Neuberger Berman Services LLC and $0.2 million due to other affiliates.

(9) Subsequent Events

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 27, 2012, the date the statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the statement of financial condition.

On January 25, 2012, the members of NB Management authorized the Company to declare and pay a dividend in the amount of $28 million. Such dividend was paid on January 30, 2012.